Foothills Resources, Inc.
4540 California Avenue, Suite 550
Bakersfield, CA 93309

July 12, 2006

Karl Hiller
Branch Chief
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-4561

Re:	Foothills Resources, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005 Filed March 5, 2006 Form 8-K Filed April 6, 2006 File No. 001-31547

Dear Mr. Hiller:

This is in response to your comment letter of June 13, 2006 to W. Kirk Bosché with respect to the above-referenced filings. Foothills Resources, Inc. (the “Company”) is simultaneously filing Form 8-K/A.

We have set forth below the comments in your letter of June 13, 2006 in italics with the Company’s responses to each.

Form 8-K Filed April 6, 2006

Completion of Acquisition or Disposition of Assets, page 3

The Merger and Related Transactions

1.
We note you completed a private placement of units consisting of common stock and warrants to purchase common stock. Considering the related registration rights agreement, it appears that the warrants underlying the units are required to be settled with registered shares. Please submit the analysis you performed under SFAS 133 and EITF 00-19 in determining that equity was the appropriate classification for the warrants.

RESPONSE: As described in paragraph 9 of SFAS 133, a contract fits the description of a net settlement if its settlement provisions meet one of three criteria:

a)
Neither party is required to deliver an asset that is associated with the underlying or that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount). This does not apply, as the Company is required to deliver shares if warrants are exercised.

b)
One of the parties is required to deliver an asset of the type described in paragraph 9(a), but there is a market mechanism that facilitates net settlement. This does not apply, as the Company’s warrants are not currently tradeable.

c)
One of the parties is required to deliver an asset of the type described in paragraph 9(a), but that asset is readily convertible to cash or is itself a derivative instrument. This does not apply as the asset can only be realized in common shares.

These warrants can not be net settled.

Paragraph 6 of SFAS 133 states that a derivative instrument is a financial instrument or other contract with all three of the following characteristics:

a) It has one or more underlyings and one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required. This applies to the Company’s warrants.

b) It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. This applies to the Company’s warrants.

c) Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement. This does not apply according to the definition of net settlement in Paragraph 9 (above). Furthermore, the Company’s warrants cannot be settled outside the contract and provide only for the delivery of common shares.

As stated in Paragraph 10 of SFAS 133, notwithstanding the conditions in paragraphs 6-9, the following contracts are not subject to the requirements of this Statement:

a) “Regular-way” securities trades. Regular-way security trades are contracts with no net settlement provision and no market mechanism to facilitate net settlement (as described in paragraphs 9(a) and 9(b)). They provide for delivery of a security within the time generally established by regulations or conventions in the marketplace or exchange in which the transaction is being executed. This situation describes the Company’s warrants.

As described in Section II.B. of Current Accounting and Disclosure Issues, if the warrant does not meet the definition of a derivative under SFAS 133, it must be evaluated under EITF 00-19 to determine whether the instrument should be accounted for as a liability or an equity instrument.

Paragraph 8 of the EITF states that unless the economic substance indicates otherwise, contracts would be initially classified as equity or as either assets or liabilities, in the following situation:

Equity

▪	Contracts that require physical settlement or net-share settlement. This describes the Company’s warrants.

▪
Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met. Not applicable. Only settlement in shares is permissible.

Assets or liabilities

▪	Contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company). Not applicable.

▪	Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement). Not applicable.

Accordingly, the Company has accounted for the warrants as equity.

Change in Shell Company Status

2.
You explain that as a result of the merger you are no longer a shell corporation, as defined in Rule 12b-2 of the Exchange Act. As it appears you have not commenced operations, and significantly all of your assets are cash or cash equivalents, tell us why you believe you no longer meet the definition of a shell company.

RESPONSE: The Company is no longer a shell corporation because the Company’s predecessor commenced operations in the first quarter of 2006 and had more than nominal assets on the closing date of the merger of the Company with Company’s predecessor and such assets consisted of assets other than solely cash and cash equivalents.

On January 3, 2006, Brasada Resources LLC, which became a wholly owned subsidiary of the Company upon the merger, entered into a Farmout and Participation Agreement with INNEX California, Inc. (the “Farmout Agreement”). Pursuant to the Farmout Agreement, the Company’s predecessor began operations to plan for the drilling of two Phase I wells within the Grizzly Bear Area of California. Because the Company acquired a company that had commenced operations in the first quarter of 2006, the Company no longer met the definition of a shell corporation, as defined in Rule 12b-2 of the Exchange Act.

In connection with the Farmout Agreement, the Company’s predecessor has the contractual right to receive a 75% working interest (representing an approximate 56.3% net revenue interest) in the two Phase I wells subject to the Agreement and received options to acquire additional interests and participate in additional phases of drilling. As a result of the execution of the Farmout Agreement in the first quarter of 2006 and the receipt of interests in the planned Phase I wells, the Company’s predecessor’s assets consisted of assets other than cash or cash equivalents. Because the Company acquired a company that acquired assets other than cash in the first quarter of 2006, the Company no longer met the definition of a shell corporation, as defined in Rule 12b-2 of the Exchange Act.

3.
The instructions to Item 5.01 of Form 8-K require you to provide the information that would be required if you were filing a general form for registration of securities on Form 10 or Form 10-SB. To that extent, Regulation S-B requires that the report and qualifications of your independent auditors comply with Article 2 of Regulation S-X. As such, you will need to obtain an audit that was completed in accordance with the standards of the Public Company Accounting Oversight Board (United States), as required by Auditing Standard No. 1.

RESPONSE: The audit was performed by a qualified independent registered public accounting firm and was conducted in accordance with the standards of the U.S. Public Company Accounting Oversight Board (PCAOB). However, the auditor did not use the standard report under PCAOB Auditing Standard No. 1. The auditor revised the report in compliance with PCAOB Auditing Standard No. 1. We have attached the revised report to Form 8-K/A on page F-2.

Pro Forma Financial Statements as of December 31, 2005, page F-10

4.
You state that the accompanying pro forma financial statements reflect the acquisition of Foothills “using the purchase method of accounting”, and that the acquisition “…is accounted for as a reverse takeover of Foothills by Brasada”. This statement appears to be inconsistent with your disclosure on page 3, in which you explain that the merger will be treated as a recapitalization. Revise your disclosure to eliminate any inconsistency, and correctly characterize your acquisition.

RESPONSE: We have removed the disclosure from the Form 8-K/A which indicated that the merger would be treated as a recapitalization.

Pro Forma Consolidated Statement of Operations, page F-12

5.
It appears you reported the amounts related to the historical operations of Foothills as pro forma adjustments within the table. Revise the table to correctly present the historical financial statements of Foothills in the appropriate column, and any corresponding pro forma adjustments.

RESPONSE: The amounts related to the historical operations of Foothills are not presented as pro forma adjustments within the table. The amounts representing the historical operations of Foothills are shown in the second column of the table under the heading “Foothills.” A misinterpretation may have resulted from the fact that the pro forma adjustments include adjustments that offset most of the historical amounts of Foothills. This is necessary because of the split-off agreement that was executed concurrent with the reverse merger, in which all of the pre-merger assets and liabilities of Foothills were conveyed to its subsidiary, Foothills Leaseco, Inc., and the ownership of Leaseco was transferred to the prior controlling shareholder of Foothills. This is referred to in Note 2c to the pro forma financials and on page 4 of the Form 8-K.

Engineering Comments

Description of Business, page 6

Project Status - Eel River Basin, page 7

6.	You state that the Tompkins Hill field is an analogous field to the Grizzly Bluff field. Please revise your document to disclose the distance the two fields are from each other.

RESPONSE: We have revised page 7 of Form 8-K/A to indicate that the distance between the Tompkins Hill field and Grizzly Bluff field is approximately five (5) miles.

7.
You state that the Grizzly Bluff Prospect may contain in excess of 100 BCF of natural gas recoverable reserves and you have categorized much of it as proved undeveloped. This is confusing to the reader as you indicate in the Supplemental Oil and Gas Information you have no proved reserves. Please clarify this disclosure. If you have proved reserves provide us with a reserve report which indicates the proved reserves to your interest. If you do not have proved reserves please revise you disclosure to remove the disclosure of 100 BCF of recoverable reserves and the implication that you do have proved reserves.

RESPONSE: We have revised page 7 of Form 8-K/A to remove the disclosure that a reserve analysis indicated that the Grizzly Bluff Prospect could contain in excess of 100 BCF of recoverable reserves and we disclosed that the Company has no proved reserves.

8.
You also state that much additional significant upside potential in the range of 500 BCF to 1 TCF of natural gas exists in the Grizzly Bluff Prospect. You may only disclose proved reserves that are net to your interest in SEC filings. Therefore, revise your document to remove this disclosure.

RESPONSE: We have revised page 7 of Form 8-K/A to remove the disclosure relating to additional upside potential in the Grizzly Bluff Prospect and we disclosed that the Company has no proved reserves.

Risk Factors, page 12

Risks Related to Our Industry, page 16

9.
Include a risk factor that indicates 3-D seismic is only an interpretive tool. Therefore, you may not recognize significant geological features due to erroneous interpretations, processing limitations or other factors. Further indicate that the use of this technology does not guarantee that wells that you drill will encounter hydrocarbons or, if you do encounter hydrocarbons, that they will be in commercial quantities. Also include the fact that with increasing depth of the geological horizon, 3D seismic generally becomes less reliable.

RESPONSE: We have revised the risk factor “Exploration for Oil and Gas is Risky and . . .” on page 16 of our Form 8-K/A to include disclosure regarding the risks inherent in the use of 3-D seismic data and visualization techniques.

We May Have Difficulty Distributing Our Production, page 18

10.	Revise this risk factor to make it more specific to your company and your property in the Eels River Basin in California.

RESPONSE: We have revised the risk factor “We May Have Difficulty Distributing Our Production” on page 18 of our Form 8-K/A to make it more specific to our company and our property in the Eel River Basin in California.

Management’s Plan of Operation, page 22

11.
You state that you have identified strategic opportunities to acquire existing producing fields. Unless you have reasonable expectations to acquire a specific property you should revise this disclosure to not imply that you are close to acquiring additional properties that are in production.

RESPONSE: We have revised the Form 8-K/A on page 22 to remove disclosure relating to strategic opportunities that the Company may have identified.

Description of Property, page 24

12.	It appears that you should disclose that Moyes & Co. is an outside consulting company and that their objectives and interests may not be the same as yours or the shareholders of the company.

RESPONSE: We have revised the Form 8-K/A on page 24 to disclose the relationship between Moyes & Co. and the Company and removed the disclosure relating to access to additional opportunities.

By copy of this letter, we are forwarding six copies of the Form 8-K/A filed on July 12, 2006, to Mark Wojciechowski of your office. If you have any questions, please contact Jason Scott at (704) 373-8862.

Sincerely, FOOTHILLS RESOURCES, INC. /s/ W. Kirk Bosché W. Kirk Bosché Chief Financial Officer

cc: Jason Scott, Esq.